March 3, 2025

Brett Urban
Chief Financial Officer
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, PA 19422

       Re: BrightView Holdings, Inc.
           Form 10-K for Fiscal Year Ended September 30, 2024
           Form 10-Q for Fiscal Quarter Ended December 31, 2024
           File No. 001-38579
Dear Brett Urban:

        We have reviewed your February 18, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our January
29, 2025 letter.

Form 10-K for Fiscal Year Ended September 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 34

1. To the extent that the One Brightview Initiative is reasonably likely to have a material effect on financial condition or operating performance, revise to include additional disclosures within future filings about the One Brightview Initiative and its expected impact on operating results and future trends. Refer to Item 303(b)(2)(ii) of
       Regulation S-K and the instructions thereto, and sections III.A and B.3 of Release 33-
       8350.
 March 3, 2025
Page 2
Non-GAAP Financial Measures, page 42

2.     Reference your response to prior comment 2. Please tell us more about the One
       Brightview Initiative, including describing the overall
transformational    changes and
       how long the initiative will continue. For example, explain in more detail the nature of the transformation costs incurred to centralize business support functions, create the new procurement strategy, and describe what pilot programs were created. Form 10-Q for Fiscal Quarter Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 31

3. We see that adjusted EBITDA and adjusted net income for the first quarter of FY25 continue to include a non-GAAP adjustment for "Business transformation and integration costs", which is comprised primarily of IT infrastructure, transformation, and other of $10.3 million. Please describe in detail, the nature and composition of the transformation and integration activities, including a quantitative breakdown of each category of costs for each period presented.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services